FSD PHARMA INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

As used in this management's discussion and analysis of financial condition and results of operations ("MD&A"), unless the context indicates or requires otherwise, all references to the "Company", "FSD", "we", "us" or "our" refer to FSD Pharma Inc., together with our subsidiaries, on a consolidated basis as constituted on September 30, 2021.

This MD&A for the three and nine months ended September 30, 2021 and 2020 should be read in conjunction with the Company's unaudited consolidated interim financial statements, the accompanying notes for the three and nine months ended September 30, 2021 and 2020 and the audited consolidated financial statements and the accompanying notes for fiscal years ended December 31, 2020, and 2019. The financial information presented in this MD&A is derived from the Company's unaudited consolidated interim financial statements for the three and nine months ended September 30, 2021 and 2020 which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All amounts are in United States dollar except where otherwise indicated.

This MD&A is dated as of November 12, 2021.

FORWARD-LOOKING INFORMATION

The information provided in this MD&A, including information incorporated by reference, may contain certain forward-looking statements and forward-looking information (collectively referred to as "forward-looking statements") within the meaning of applicable Canadian and U.S. securities legislation about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of the Company's experience and perception of historical trends.  Although we believe that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

This forward-looking  information is identified by words such as "anticipate", "believe", "expect", "plan", "forecast", "future", "target", "project", "capacity", "could", "should", "focus", "proposed", "scheduled", "outlook", "potential", "may" or similar expressions and includes suggestions of future outcomes; the Company's proposed partnership and joint ventures with, and investments in, other entities; the estimated costs of the Company's proposed capital projects and future investments; potential proceeds from the exercise of the Company's outstanding share purchase warrants; actions taken by the Company, or that the Company may take in the future, to adjust its capital structure; the undertaking of clinical research to study the effects of the Company's products on client health; the outcome of clinical trials related to ultra micro-palmitoylethanolamide ("ultramicronized-PEA" or "PEA"). Readers are cautioned not to place undue reliance on forward-looking information as the Company's actual results may differ materially from those expressed or implied.

The Company has made certain assumptions with respect to the forward-looking statements regarding, among other things: the Company's ability to generate sufficient cash flow from operations and obtain financing, if needed, on acceptable terms or at all; general economic, financial market, regulatory and political conditions in which the Company operates; purchaser interest in the Company's products; anticipated and unanticipated costs; government regulation of the Company's activities and products; the timely receipt of any required regulatory approvals; the Company's ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; the Company's ability to conduct operations in a safe, efficient and effective manner; and the Company's expansion plans and timeframe for completion of such plans.

Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because no assurance can be given that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to: the limited operating history of the Company and history of losses; the Company's ability to continue as a going concern; the highly speculative nature of drug development; the Company's ability to generate sufficient revenue to be profitable; the Company's ability to raise the capital necessary for it to execute its strategy; impact of any future recall of the Company's products; the impact of any negative scientific studies on the effects of micro-PEA; the Company's inability to complete clinical trials and attain the regulatory approvals it needs to commercialize its pharmaceutical products; the Company's product candidates being in the preclinical development stage; the Company's ability to obtain regulatory approval in jurisdictions for any product candidates; delays in clinical trials; failure of clinical trials to demonstrate substantial evidence of the safety and/or effectiveness of product candidates; results of earlier studies or clinical trials not being predictive of future clinical trials; difficulties enrolling patients in clinical trials; potential side effects, adverse events or other properties or safety risks of pharmaceutical product candidates; regulatory regimes of locations for clinical trials outside of the United States; failure to obtain approval to commercialize product candidates outside of the United States; published clinical trial data may change in future trials; manufacturing problems resulting in delays in development or commercialization programs; inability to successfully validate, develop and obtain regulatory approval for companion diagnostic tests for drug candidates; changes in funding for the U.S. Food and Drug Administration ("FDA") and other government agencies; risks associated with development and commercialization of pharmaceutical products, including the inability to accurately predict timing or amounts of expenses, requirements of regulatory authorities, and completion of clinical studies; risks inherent in an agricultural business; rising energy costs; the Company's reliance on key persons; the Company's compliance with environmental, health and safety laws and regulations; insurance risks; interruptions in the supply chain for key inputs; demand for skilled labour, specialized knowledge, equipment, parts and components; the Company's ability to manage its growth; the Company's ability to successfully implement and maintain adequate internal controls over financial reporting or disclosure controls and procedures; the Company not having been required to certify that it maintains effective internal control over financial reporting or effective disclosure controls and procedures; increased costs as a result of operating as a public company in the United States; risks relating to our status as a foreign private issuer; the Company taking advantage of reduced disclosure requirements applicable to emerging growth companies; the Company's ability to successfully identify and execute future acquisitions or dispositions; expansion of international operations; reliance on the operations of the Company's partners; results of litigation; conflicts of interest between the Company and its directors and officers; payment of dividends; the partial dependence of the Company's operations on the maintenance and protection of its information technology systems; unforeseen tax and accounting requirements; tax risks related to the Company's status as a "passive foreign investment company"; changes in government; changes in government policy; failure of counterparties to perform contractual obligations; the Company's ability to successfully develop new products or find a market for their sale; the Company's ability to promote and sustain its brands; product liability claims or regulatory actions; reputational risks to third parties with whom the Company does business; the Company's ability to produce and sell its medical products outside of Canada; co-investment risks; failure to comply with laws and regulations; the Company's reliance on its own market research and forecasts; competition from synthetic production and new technologies; the Company's ability to transport its products; liability arising from any fraudulent or illegal activity; product liability lawsuits; misconduct or other improper activities by employees, independent contractors, consults, commercial partners and vendors; failure to achieve market acceptance in the medical community; inability to establish sales and marketing capabilities; failure to comply with health and data protection laws; reliance on third parties to conduct clinical trials; loss of single-source suppliers; reliance on contract manufacturing facilities; inability to obtain or maintain sufficient intellectual property protection for the Company's products; third-party claims of intellectual property infringement; patent terms being insufficient to protect competitive position on product candidates; inability to obtain patent term extensions or non-patent exclusivity; inability to protect the confidentiality of trade secrets; inability to protect trademarks and trade names; filing of claims challenging the inventorship of the Company's patents and other intellectual property; invalidity or unenforceability of patents; claims regarding wrongfully use or disclosed confidential information of third parties; inability to protect intellectual property rights around the world; the Company's dual class share structure; that additional issuances of the Company's shares could have a significant dilutive effect; public health crises; and other factors beyond the Company's control.

The Company cautions that the foregoing list of important factors is not exhaustive. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. You should carefully consider the matters discussed under "Risks Factors" in our Annual Information Form for the year ended December 31, 2020, Short Form Base Shelf Prospectus dated June 16, 2020 and Prospectus Supplement dated February 11, 2021.

The forward-looking statements contained or incorporated by reference in this MD&A are made as of the date of this MD&A or as otherwise specified. Except as required by applicable securities laws, we undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors affecting those statements, whether as a result of new information, future events or otherwise or the foregoing lists of factors affecting this information.

All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.

Additional information relating to FSD can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

OVERVIEW

The Company was formed under and is governed by the provisions of the Business Corporations Act (Ontario) (the "OBCA") on November 1, 1998 pursuant to the amalgamation of Olympic ROM World Inc., 1305206 Ontario Company, 1305207 Ontario Inc., Century Financial Capital Group Inc. and Dunberry Graphic Associates Ltd. On May 24, 2018, pursuant to Articles of Amendment, the Company changed its name to "FSD Pharma Inc". The Company's registered office is located at 199 Bay Street, Suite 4000, Toronto, Ontario, M5L 1A9.

FSD Pharma Inc. ("FSD" or the "Company"), through its wholly owned subsidiaries, FSD Biosciences, Inc., Prismic Pharmaceuticals Inc., and Lucid Psycheceuticals Inc. is a pharmaceutical research and development ("R&D") company focused on developing over time multiple applications of its three licensed compounds:

1. Ultra micro-palmitoylethanolamide ("PEA") or FSD-PEA (formerly called FSD-201);

2. Lucid-PSYCH (formerly Lucid-201); and

3. Lucid-MS (formerly Lucid-21-302).

The Company filed an Investigational New Drug Application ("IND") with the FDA on August 28, 2020, for PEA and was approved on September 25, 2020, to initiate a Phase 2 clinical program for the use of PEA to treat COVID-19, the disease caused by the SARS-CoV-2 virus. The trial was targeting a total of 352 random patients in a controlled, double-blind multicenter study.

The Company retained an independent biotechnology and pharma focused firm to evaluate PEA current potential commercial viability for the SARS-CoV-2 virus indication. On August 24, 2021, the Company announced it was terminating the Phase 2 clinical trial. Following the May 14, 2021, annual general and special meeting of shareholders, the Company retained an experienced biotechnology investment bank to undertake a review of its Phase 2 clinical program to assist the Company in determining its viability and, more broadly, evaluating the general current commercial viability of PEA. In particular, the Company was concerned with the pace of progress in advancing the Phase 2 clinical program during a period in which COVID-19 treatments and vaccination rates evolved significantly and competitive products were being successfully advanced. The biotechnology investment bank reported its findings and the Company concluded that, while there are potential commercial opportunities for PEA, specifically the treatment of COVID-19 by PEA is unlikely to be commercially viable. Based on this information, the Company elected to terminate the current Phase 2 clinical trials for the treatment of COVID-19 in order to concentrate its resources on more commercially viable opportunities for PEA. The Company continues to evaluate Phase 2 indications to potentially target for PEA that will realize value creation for shareholders.

As of the date hereof, the Company currently has three material subsidiaries:

(i) FSD Biosciences Inc. ("FSD Biosciences"), which is wholly owned by the Company and incorporated under the laws of the State of Delaware;

(ii) FV Pharma Inc. ("FV Pharma"), which is wholly owned by the Company and incorporated under the OBCA; and

(iii) Lucid Psycheceuticals Inc. ("Lucid"), which is wholly owned by the Company and incorporated under the OBCA

In July 2020, the Company decided to primarily focus its efforts and resources on the pharmaceutical business operated through FSD Biosciences Inc. As of September 30, 2020, the Company, ended all activities of FV Pharma. As a result, the Company is no longer engaged in cannabis-related activities and is in the process of liquidating all of FV Pharma's assets, including the sale of its Facility and/or the adjacent real estate.

FSD Pharma Inc.

Through the acquisition of Prismic Pharmaceuticals Inc. ("Prismic"), the Company acquired an exclusive, worldwide license (excluding Italy and Spain) to exploit for certain specified pharmaceutical purposes patents and other intellectual property rights to PEA owned by Epitech Group SpA ("Epitech"). PEA is a naturally occurring substance that is produced within the body in response to inflammation. FSD Pharma is currently seeking to advance pharmaceutical development programs centered on PEA that meet one or more selected criteria. All efforts are intended to be founded on a biological plausibility of an efficacious effect with a high safety profile.

The Company has successfully completed Phase 1 first-in-human safety and tolerability study for PEA and has found the compound to be safe with no serious adverse side effects. This study also validated considerable scientific literature already published in the European Union that claims safety and tolerability of PEA. PEA is currently being dispensed in Italy and Spain as a prescription based medical food supplement since 2004.

The Company received permission from the FDA in June 2020 to submit an IND Application for the use of PEA to treat COVID-19, the disease caused by the SARS-CoV-2 virus.

The Company submitted to the FDA an IND Application for the use of PEA in August 2020.

In September 2020, the Company received authorization from the FDA to initiate Phase 2 clinical program for the use of PEA to treat COVID-19.

On August 24, 2021, the Company announced it was terminating the Phase 2 clinical program specific to treating COVID-19, while the Company continues to evaluate other indications to potentially target for PEA.

Epitech License Agreement

On January 8, 2020, the Company entered into an amended and restated license agreement with Epitech (defined in this subsection as the "License Agreement"), which amended and restated the license agreement between Prismic and Epitech through which Prismic secured certain intellectual property rights to PEA from Epitech. The License Agreement grants the Company an exclusive, worldwide license (excluding Italy and Spain where the Company is not licensed and Epitech remains entitled to commercialize the Licensed Products (as defined herein), directly or indirectly) (the "Epitech License") to research, manufacture and commercialize products (defined in this subsection as the "Licensed Products") that are developed using certain proprietary formulations of PEA owned by Epitech and that are to be used to treat chronic kidney disease in humans or, if a prescription drug, any other human condition that is related to pain and chronic pain. The Epitech License also gives FSD the right to use the Licensed IP (as defined in the Epitech License) in the development of a prescription drug for the treatment of the cytokine storm associated with COVID-19. In addition, under the terms of the Epitech License, if Epitech develops or commercializes a prescription drug for the treatment of any other human condition unrelated to pain and chronic pain (a "Different Prescription Drug") in its territory, the Company has a first refusal right to use Epitech's patents to develop and commercialize this Different Prescription Drug in its territory (i.e. worldwide excluding Italy and Spain). Should the Company exercise this right, but then fail to demonstrate commercially reasonable efforts to develop the Different Prescription Drug in the two years following, Epitech would be free to exploit and/or license to third parties the use of the patents for the Different Prescription Drug. Finally, the Epitech License provides the Company with a nonexclusive license to use Epitech's scientific and technical know-how with respect to ultramicronized-PEA in connection with the development or commercialization of the Licensed Products discussed above.

Under the terms of the License Agreement, the Company will be required to make payments to Epitech upon the achievement of specified milestones. Upon first notification by the FDA of approval of a New Drug Application, the non-refundable sum of $700,000 is due and payable to Epitech. Within ten business days of the first notification of approval of a Supplemental New Drug Application by the FDA, the Company is required to pay the non-refundable sum of $1,000,000 to Epitech. None of the specified milestones have been met to date and there is no guarantee or assurance that they will be met in the future.

The License Agreement also specifies certain royalty payments. Pursuant to the License Agreement, the Company must pay Epitech 25% (in the case of non-prescription drug rights) and 5% (in the case of prescription drug rights) of any one-off lump sum payments it receives as consideration for granting a sub-license to a third-party with respect to a Licensed Product. In addition, if a Licensed Product is brought to market by the Company is required to pay either: (a) 7% of net sales of the Licensed Products in a product regulatory category other than prescription drugs placed on the market by the Company; (b) 25% of the royalties received by the Company from sub-licensees (such royalties, the "Net Receipts") where Licensed Products in a product regulatory category other than prescription drugs are placed on the market by such sub-licensees; or (c) 5% of net sales or Net Receipts of the Licensed Products that are prescription drugs.

Unless otherwise terminated in accordance with its terms, the Epitech License will remain in force until the Company is no longer obligated to pay royalties under the License Agreement, which obligation will expire on a country-by-country basis when the last valid claim of the Licensed Patents covering the Licensed Products in a given country expires. Per the terms of the License Agreement, the approval of a therapeutically equivalent, generic version of the Licensed Product(s) is approved in a country, that will conclusively demonstrate that a valid claim does not cover the Licensed Products in that country. If there are no patents covering the Licensed Products in a country, royalties are payable for the license of the scientific and technical know-how under the Epitech License until expiration of the last-to expire Epitech patent that relates to PEA.

The above description of the License Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is available under the Company's SEDAR and EDGAR profiles.

Innovet License Agreement

On March 9, 2021, the Company entered into the Innovet License Agreement (defined in this subsection as the "License Agreement") with Innovet Italia S.R.L. ("Innovet"). The License Agreement grants the Company an exclusive, worldwide license (excluding Italy, and subject to a first refusal right maintained by Innovet, any other country in Europe) to research, manufacture and commercialize products using certain proprietary formulations of ultra-micro PEA (defined in this subsection as the "Licensed Products") to treat gastro-intestinal diseases in canines and felines. The License Agreement provides that the Company shall develop the Licensed Products with a view to submitting an Investigational Animal Drug Application with the FDA within thirty-six (36) months of the date of the agreement and shall submit a New Animal Drug Application within sixty (60) months of the effective date of the agreement.

Under the terms of the License Agreement, the Company will be required to make payments to Innovet upon the achievement of specified milestones. An initial non-refundable sum of US$500,000 was payable to Innovet on the effective date of the License Agreement and a second non-refundable sum of US$250,000 will be due and payable to Innovet on the first anniversary of the effective date of the License Agreement. Within thirty business days of the first notification of approval of a New Animal Drug Application by the FDA of the first Licensed Product to receive such approval in the United States, the Company is required to pay an additional non-refundable sum of US$750,000 to Innovet. None of the specified milestones have been met to date and there is no guarantee or assurance that they will be met in the future.

The License Agreement also specifies certain royalty payments. Pursuant to the License Agreement, the Company is required to pay Innovet 14% of any one-off lump sum payments it receives as consideration for granting a sub-license to a third-party with respect to a Licensed Product. In addition, the Company is required to pay 5% of net sales of the Licensed Products.

The above description of the License Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is available under the Company's SEDAR and EDGAR profiles.

Lucid-MS and Lucid-PSYCH Agreement

The Company has entered into a license agreement that governs the Lucid-MS and Lucid-Psych compounds. Under the terms of the agreement, the Company shall pay a yearly license maintenance fee of C$100,000 until the first commercial sale of a product is made.

Under the agreement the Company is committed to minimum milestones payments of $nil and maximum milestones payments of C$15,000,000 if all milestones are met.

Furthermore, the Company is also responsible to pay revenue milestone payments and royalties if revenue milestones from commercial sales are achieved. Milestones can be extended by mutual agreement.

Cannabis Licenses

The Company held three licenses from Health Canada: (i) a Cultivation License (defined below); (ii) a Processing License (defined below); and (iii) a Sale for Medical Purposes License (collectively, the "Licenses").

On July 30, 2020, the Company announced that it has notified Health Canada of the Company's decision to forfeit the licenses of FV Pharma and suspend all cannabis-related activities of FV Pharma within 30 days. As of September 30, 2020, the Company ended all activities of FV Pharma and had surrendered its Licenses. The Company is in the process of liquidating all of FV Pharma's assets, including the sale of its Cobourg facility and/or the adjacent real estate.

The Facility

FV Pharma's facility is located at 520 William Street, Cobourg, Ontario, K9A 3A5 (the "Facility"). The Company also owns the 70-acre property on which the Facility is located (the "Facility Property"). FV Pharma acquired the Facility in November 2017. The Facility has 581,538 square feet of building space. The Company is actively exploring a sale of the Facility and/or the Facility Property. See further discussion below under "Discontinued Operations".

The Company has no contractual arrangements and has no commitments for capital expenditures with respect to the Facility or the Facility Property.

IMPACT OF COVID-19

The outbreak of the novel strain of coronavirus, specifically identified as "COVID-19," has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company's business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be predicted with any meaningful precision, including new information which may emerge concerning the severity of the COVID-19 virus and the actions required to contain the COVID-19 virus or remedy its impact, among others. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

In order to mitigate the impact of COVID-19, the Company implemented a systematic and orderly scale back of FV Pharma's cultivation operations and a furlough policy for its workforce, except for certain personnel working staggered shifts to ensure continuity of operations and licensure effective March 23, 2020. Following the Company's decision to primarily focus its efforts and resources on the pharmaceutical business operated through FSD Biosciences Inc. in September 2020, FV Pharma surrendered its licenses and ceased all other operational activities. COVID-19 did not have a material impact on the continuing operations or financial results of the Company for the three and nine months ended September 30, 2021.

CHANGE IN FUNCTIONAL AND PRESENTATION CURRENCY TO UNITED STATES DOLLAR

The Company changed its functional currency from the Canadian dollar (C$) to the United States dollar (US$) as of October 1, 2020. The change in functional currency was the result of a review of the primary economic environment in which the entity operates and the currency that mainly influences the underlying transactions entered into by the Company.

The Company has elected to change its presentation currency from the C$ to the US$ effective October 1, 2020. The change in presentation currency is a voluntary change which is accounted for retrospectively. The change in presentation currency was made to better reflect the Company's business activities. For comparative reporting purposes, historical financial information has been translated to US$ using the exchange rate as at October 1, 2020, which is the date of the change in the functional and presentation currency.

DISCONTINUED OPERATIONS

As previously noted, in March 2020, the Company decided to focus its efforts and resources on the pharmaceutical business and initiated a process to sell the Facility and Facility Property and exit the medical cannabis industry. The Company is actively marketing the Facility and Facility Property for sale and expects that the sale of the Facility and Facility Property will be completed within the next twelve months.

Assets held for sale consists of the Facility and Facility Property. It is anticipated that no liabilities of the Company will be transferred as part of any proposed transaction. Results of operations related to the Facility are reported as discontinued operations for the three and nine months ended September 30, 2021 and 2020.

In accordance with IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations, the assets held for sale were assessed for impairment based on fair value less costs to sell. The fair value was measured using the price at which the Company expects to receive for the disposal of the Facility and Facility Property in its current state less estimates for the costs of disposal. The fair value less costs to sell was higher than the carrying value of the Facility and Facility Property, resulting in recognition of the resulting group at carrying value.

ACQUISITION OF LUCID

On September 21, 2021, the Company acquired all of the issued and outstanding common shares of Lucid, a biotech company with a focus on psychedelics and their potential effect on preventing and possibly reversing the neurodegeneration that leads to brain illnesses for total consideration of $7,290,731. The acquisition is part of the Company's strategy of building a portfolio of assets and biotech solutions.

Prior to the acquisition, the Company's interim CEO and Co-chairman of the Board held an approximately 4.5% ownership interest in Lucid.

It was determined that the acquisition of Lucid did not qualify as a business combination in accordance with IFRS 3 - Business Combinations, and therefore it was accounted for as an asset acquisition. The individual identifiable assets acquired and liabilities assumed were identified. The purchase consideration was first allocated to the fair values of the acquired cash and cash equivalents, other receivables, and trade and other payables, as their carrying values was determined to equal their fair values. The remaining purchase price was allocated to the acquired intangible assets.

The total consideration for the purchase of Lucid was $7,290,731. The purchase consideration consisted of $7,023,732 of Class B shares, $196,436 of share options and $70,563 of warrants. The warrants were issued to an entity related to the interim CEO and Co-chairman of the Board. The fair value of the Class B shares was determined based on a total of 4,502,392 shares issued and a fair value of $1.56 per share, which reflects the share price on the date of acquisition. The fair value of the 161,091 share options and 112,162 warrants issued as part of the consideration were determined using the Black-Scholes options pricing model with the following assumptions:

	Warrants	Share Options
Grant date share price	$1.56	$1.56
Exercise Price	$0.96 - $1.93	$1.35 - $2.31
Expected dividend yield	-	-
Risk free interest rate	0.43%	0.43% - 0.79%
Expected life (years)	1.19 - 1.28	2.23 - 4.28
Annualized volatility	88%	124%

The allocation of the total consideration to the fair value of the identifiable assets acquired and liabilities assumed as at the date of the acquisition was as follows:

Fair value recognized on acquisition
$
Cash and cash equivalents	768,964
Other receivables	271,564
Prepaid expenses and deposits	167,776
Intangible assets	6,186,251
Trade and other payables	(103,824)
7,290,731

The Company also capitalized $128,320 of acquisition related costs to the acquired intellectual property.

SELECTED FINANCIAL HIGHLIGHTS

The following table presents selected financial information for the three and nine months ended September 30, 2021 and 2020:

	For the three months ended		For the nine months ended
		September 30,		September 30,
	2021	2020	2021	2020
	$	$	$	$
General and administrative	3,986,012	2,809,681	12,108,562	7,734,736
External research and development fees	(107,258)	3,511,927	5,475,711	5,376,837
Share-based payments	249,192	5,168,434	7,102,363	7,836,756
Depreciation and amortization	1,004,673	966,833	2,938,046	2,932,501
Legal provision	-	698,541	-	698,541
Impairment of right-of-use asset	-	-	-	89,860
Total operating expenses	5,132,619	13,155,416	27,624,682	24,669,231
Net loss from continuing operations	(5,614,821)	(12,402,623)	(27,774,823)	(24,488,084)
Net loss from discontinued operations	(176,104)	(1,164,643)	(1,162,883)	(2,933,437)
Net loss for the period	(5,790,925)	(13,567,266)	(28,937,706)	(27,421,521)

OVERALL FINANCIAL PERFORMANCE

Three and nine months ended September 30, 2021

For the three and nine months ended September 30, 2021, general and administrative expenses were $3,986,012 and $12,108,562, respectively, compared to $2,809,681 and $7,734,736 for the comparative periods in the prior year. This represents an increase of $1,176,331 or 42% for the three months ended September 30, 2021, and an increase of $4,373,826 or 57% for the nine months ended September 30, 2021, compared to the equivalent periods in the prior year. The increase is primarily related to one-time professional fees incurred during the period due to litigation and the process leading to the Company's contested annual general and special meeting of the shareholders held on May 14, 2021.

For the three and nine months ended September 30, 2021, external research and development fees were a credit of $107,258 and an expense of $5,475,711, respectively, compared to $3,511,927 and $5,376,837 for the comparative periods in the prior year. This represents a decrease of $3,619,185, or 103% for the three months ended September 30, 2021, and an increase of $98,874 or 2% for the nine months ended September 30, 2021, compared to the equivalent periods in the prior year. The increase for the nine months ended September 30, 2021, is related to expenses incurred for the research and development of PEA, for Phase 2 Safety and Tolerability testing and COVID-19 study. The decrease for the three months ended September 30, 2021, is due to the termination of this Phase 2 clinical program.

For the three and nine months ended September 30, 2021, share-based payments expense was $249,192 and $7,102,363, respectively, compared to $5,168,434 and $7,836,756 for the comparative periods in the prior year. This represents a decrease of $4,919,242 or 95% for the three months ended September 30, 2021, and an decrease of $734,393 or 9% for the nine months ended September 30, 2021, compared to the equivalent periods in the prior year. Share-based payments change based on the variability in the number of options granted, vesting periods of the options, the grant date fair values and share-based bonuses issued by the previous board of directors.

For the three and nine months ended September 30, 2021, depreciation and amortization was $1,004,673 and $2,938,046, respectively, compared to $966,833 and $2,932,501 for the comparative periods in the prior year. This represents an increase of $37,840 or 4% for the three months ended September 30, 2021, and an increase of $5,545 or 0% for the nine months ended September 30, 2021, compared to the equivalent periods in the prior year. Depreciation and amortization is related to the amortization of intellectual property.

For the three and nine months ended September 30, 2021, net loss was $5,790,925 and $28,937,706, respectively, compared to $13,567,266 and $27,421,521 for the three and nine months ended September 30, 2020. Net loss for the three and nine months ended September 30, 2021, is comprised of net loss from continuing operations of $5,614,821 and $27,774,823 and net loss from discontinued operations of $176,104 and $1,162,883 compared to net loss from continuing operations of $12,402,623 and $24,488,084 and net loss from discontinued operations of $1,164,643 and $2,933,437 for the three and nine months ended September 30, 2020.

	As at September 30,As at December 31,
	2021	2020	Change
	$	$	$	%
Cash	39,315,267	17,524,822	21,790,445	124%
Total assets	68,670,230	41,967,205	26,703,025	64%
Total liabilities	8,518,600	5,658,622	2,859,978	51%

The Company concluded the nine months ended September 30, 2021, with cash of $39,315,267 (December 31, 2020 - $17,524,822).

Cash used in operating activities for the nine months ended September 30, 2021, was $16,655,624 compared to $14,359,759 for the nine months ended September 30, 2020.

Cash provided by investing activities for the nine months ended September 30, 2021, was $221,074 compared to $6,514,127 for the nine months ended September 30, 2020. During the nine months ended September 30, 2021, the Company made payments for acquired intellectual property of $547,890 and acquired $768,964 cash on the Lucid acquisition, compared to proceeds of $6,477,510 from the sale of investments during the nine months ended September 30, 2020.

Cash provided by financing activities for the nine months ended September 30, 2021, was $38,224,995 compared to cash provided by financing activities of $15,916,301 for the nine months ended September 30, 2020. During the nine months ended September 30, 2021, the Company issued shares for net proceeds of $38,341,407 offset by the repayment of $71,759 of notes payable and the repayment of $44,653 for lease obligations. During the nine months ended September 30, 2020, the Company issued shares for net proceeds of $16,480,087, received $59,548 from the exercise of stock options offset by repayment of $29,207 for lease obligations and repayment of $594,127 for notes payable.

RESULTS OF OPERATIONS

The following table outlines our consolidated statements of loss for three and nine months ended September 30, 2021 and 2020:

	For the three months ended September 30,				For the nine months ended September 30,
	2021	2020	Change		2021	2020	Change
	$	$	$	%	$	$	$	%
Expenses
General and administrative	3,986,012	2,809,681	1,176,331	42%	12,108,562	7,734,736	4,373,826	57%
External research and development fees	(107,258)	3,511,927	(3,619,185)	-103%	5,475,711	5,376,837	98,874	2%
Share-based payments	249,192	5,168,434	(4,919,242)	-95%	7,102,363	7,836,756	(734,393)	-9%
Depreciation and amortization	1,004,673	966,833	37,840	4%	2,938,046	2,932,501	5,545	0%
Legal provision	-	698,541	(698,541)	-100%	-	698,541	(698,541)	-100%
Impairment of right-of-use asset	-	-	-	100%	-	89,860	(89,860)	-100%
Total operating expenses	5,132,619	13,155,416	(8,022,797)	-61%	27,624,682	24,669,231	2,955,451	12%

Loss from continuing operations	(5,132,619)	(13,155,416)	8,022,797	-61%	(27,624,682)	(24,669,231)	(2,955,451)	12%

Other income	-	23,166	(23,166)	-100%	(1,292)	(3,688)	2,396	-65%
Finance expense	1,957	60,977	(59,020)	-97%	40,199	202,614	(162,415)	-80%
Gain on settlement of financial liability	-	(218,818)	218,818	-100%	(49,792)	(259,228)	209,436	-81%
Loss (gain) on change in fair value of warrants and derivative liability	(280,716)	(672,744)	392,028	-58%	(19,107)	(1,307,157)	1,288,050	-99%
Loss (gain) on changes in fair value of investments	760,961	54,626	706,335	1293%	180,133	1,186,312	(1,006,179)	-85%
Net loss from continuing operations	(5,614,821)	(12,402,623)	6,787,802	-55%	(27,774,823)	(24,488,084)	(3,286,739)	13%

Net loss from discontinued operations	(176,104)	(1,164,643)	988,539	-85%	(1,162,883)	(2,933,437)	1,770,554	-60%
Net loss	(5,790,925)	(13,567,266)	7,776,341	-57%	(28,937,706)	(27,421,521)	(1,516,185)	6%

REVIEW OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

General and administrative

General and administrative expenses for the three and nine months ended September 30, 2021 and 2020 are comprised of:

	For the three months ended September 30,				For the nine months ended September 30,
	2021	2020	Change		2021	2020	Change
	$	$	$	%	$	$	$	%
Professional fees	1,149,807	1,015,577	134,230	13%	4,998,295	2,235,828	2,762,467	124%
General office, insurance and administration expenditures	594,621	947,278	(352,657)	-37%	2,574,397	2,718,415	(144,018)	-5%
Consulting fees	735,267	306,793	428,474	140%	2,010,693	1,340,179	670,514	50%
Salaries, wages and benefits	502,488	718,349	(215,861)	-30%	2,170,886	1,683,037	487,849	29%
Investor relations	618,735	67,726	551,009	814%	693,984	487,314	206,670	42%
Building and facility costs	134,403	157,500	(23,097)	-15%	712,785	354,160	358,625	101%
Foreign exchange loss	443,231	92,042	351,189	382%	158,886	125,897	32,989	26%
	4,178,552	3,305,265	873,287	26%	13,319,926	8,944,830	4,375,096	49%
Allocated to:
Continuing operations	3,986,012	2,809,681	1,176,331	42%	12,108,562	7,734,736	4,373,826	57%
Discontinued operations	192,540	495,584	(303,044)	-61%	1,211,364	1,210,094	1,270	0%

Professional fees

	For the three months ended September 30,				For the nine months ended September 30,
	2021	2020	Change		2021	2020	Change
	$	$	$	%	$	$	$	%
Professional fees	1,149,807	1,015,577	134,230	13%	4,998,295	2,235,828	2,762,467	124%

Professional fees increased from $1,105,577 to $1,149,807 or 13% and increased from $2,235,828 to $4,998,295 or 124% for the three and nine months ended September 30, 2021, respectively, compared to the equivalent periods in the prior year. Professional fees fluctuate from period to period based on the nature of the transactions the Company undertakes. For the nine months ended September 30, 2021, the increase is primarily due to litigation and the Company's contested annual general and special shareholders meeting held on May 14, 2021.

General office, insurance and administration expenditures

General office, insurance and administration expenditures for the three and nine months ended September 30, 2021 and 2020 are comprised of the following:

	For the three months ended September 30,				For the nine months ended September 30,
	2021	2020	Change		2021	2020	Change
	$	$	$	%	$	$	$	%
Insurance, shareholders and public company costs	541,678	541,291	387	0%	2,117,387	1,688,601	428,786	25%
Travel, meals and entertainment	41,576	105,446	(63,870)	-61%	141,652	397,060	(255,408)	-64%
Office and general administrative	11,367	300,541	(289,174)	-96%	315,358	632,754	(317,396)	-50%

General office, insurance and administration expenditures	594,621	947,278	(352,657)	-37%	2,574,397	2,718,415	(144,018)	-5%

Insurance, shareholders and public company costs

Insurance, shareholders and public company costs increased from $541,291 to $541,678 or 0% and increased from $1,688,601 to $2,117,387 or 25% for the three and nine months ended September 30, 2021, respectively, compared to the equivalent periods in the prior year. These costs primarily consist of insurance and other related expenditures associated with being a publicly-listed Company on the NASDAQ. The primary reason for the increase for the nine months ended September 30, 2021, compared to the equivalent periods in the prior year is due to an increase in the cost of director and officers' insurance.

Travel, meals and entertainment

Travel, meals and entertainment expenses decreased from $105,446 to $41,576 or 61% and decreased from $397,060 to $141,652 or 64% for the three and nine months ended September 30, 2021, respectively, compared to the equivalent periods in the prior year. Travel, meals and entertainment expenses fluctuate from period to period based on the nature of the transactions the Company undertakes.

Office and general administrative

Office and general administrative expenses decreased from $300,541 to $11,367 or 96% and decreased from $632,754 to $315,358 or 50% for the three and nine months ended September 30, 2021, respectively, compared to the equivalent periods in the prior year. Office and general administrative expenses may vary from period to period based on operational activities.

Consulting fees

	For the three months ended September 30,				For the nine months ended September 30,
	2021	2020	Change		2021	2020	Change
	$	$	$	%	$	$	$	%
Consulting fees	735,267	306,793	428,474	140%	2,010,693	1,340,179	670,514	50%

Consulting fees increased from $306,793 to $735,267 or 140% and increased $1,340,179 to $2,010,693 or 50% for the three and nine months ended September 30, 2021, respectively, compared to the equivalent periods in the prior year. Consulting fees include fees paid to individuals and professional firms who provide advisory services to the Company and fluctuate from period to period based on the nature of the transactions the Company undertakes.

Salaries, wages and benefits

	For the three months ended September 30,				For the nine months ended September 30,
	2021	2020	Change		2021	2020	Change
	$	$	$	%	$	$	$	%
Salaries, wages and benefits	502,488	718,349	(215,861)	-30%	2,170,886	1,683,037	487,849	29%

Salaries, wages and benefits expenses decreased from $718,349 to $502,488 or 30% and increased from $1,683,037 to $2,170,886 or 29% for the three and nine months ended September 30, 2021, respectively, compared to the equivalent periods in the prior year. The decrease is primarily due to reduced headcount for the three months ended September 30, 2021. The increase for the nine months ended September 30, 2021, is primarily due to expenses incurred in connection with the termination of employment of employees during the period and employer health tax.

Investor relations

	For the three months ended September 30,				For the nine months ended September 30,
	2021	2020	Change		2021	2020	Change
	$	$	$	%	$	$	$	%
Investor relations	618,735	67,726	551,009	814%	693,984	487,314	206,670	42%

Investor relations expenses increased from $67,726 to $618,735 or 814% and increased from $487,314 to $693,984 or 42% for the three and nine months ended September 30, 2021, respectively, compared to the equivalent periods in the prior year. The increase is primarily related to higher spending on investor relations and marketing during the three and nine months ended September 30, 2021.

Building and facility costs

	For the three months ended September 30,				For the nine months ended September 30,
	2021	2020	Change		2021	2020	Change
	$	$	$	%	$	$	$	%
Building and facility costs	134,403	157,500	(23,097)	-15%	712,785	354,160	358,625	101%

Building and facility costs decreased from $157,500 to $134,403 or 15% and increased from $354,160 to $712,785 or 101% for the three and nine months ended September 30, 2021, respectively, compared to the equivalent periods in the prior year. Such costs include property taxes, security services, repairs and maintenance expenditures and utilities. The increase for the nine months ended September 30, 2021, compared to the equivalent periods in the prior year is primarily due to repair costs incurred for the Heritage building located on the Facility Property and an environmental land study of the Facility Property in preparation for sale.

Foreign exchange loss

	For the three months ended September 30,				For the nine months ended September 30,
	2021	2020	Change		2021	2020	Change
	$	$	$	%	$	$	$	%
Foreign exchange loss	443,231	92,042	351,189	382%	158,886	125,897	32,989	26%

Foreign exchange loss increased from $92,042 and $125,897 to $443,231 and $158,886 for the three and nine months ended September 30, 2021, respectively, compared to the equivalent periods in the prior year. The primary reason for the foreign exchange loss was due to the weakening of the Canadian dollar relative to the US dollar and its impact on cash balances denominated in the Canadian dollar.

External research and development fees

	For the three months ended September 30,				For the nine months ended September 30,
	2021	2020	Change		2021	2020	Change
	$	$	$	%	$	$	$	%
External research and development fees	(107,258)	2,809,681	(2,916,939)	-104%	5,475,711	5,376,837	98,874	2%

External research and development fees decreased from $2,809,681 to ($107,258) and increased from $5,376,837 to $5,475,711 for the three and nine months ended September 30, 2021, respectively, compared to the equivalent periods in the prior year. The increase for the nine months ended September 30, 2021, is related to expenses incurred for the research and development of PEA, for Phase 2 Safety and Tolerability testing and COVID-19 study. The decrease for the three month ended September 30, 2021, is due to the termination of Phase 2 clinical program.

Share-based payments

	For the three months ended September 30,				For the nine months ended September 30,
	2021	2020	Change		2021	2020	Change
	$	$	$	%	$	$	$	%
Share-based payments	249,192	5,168,434	(4,919,242)	-95%	7,102,363	7,836,756	(734,393)	-9%

Share-based payments decreased from $5,168,434 to $249,192 and decreased from $7,836,756 to $7,102,363 for the three and nine months ended September 30, 2021, respectively, compared to the equivalent periods in the prior year. This represents a decrease of $4,919,242 or 95% for the three months ended September 30, 2021, and an increase of $734,393 or 9% for the nine months ended September 30, 2021, compared to the equivalent periods in the prior year. Share-based payments change based on the variability in the number of options granted, vesting periods of the options, the grant date fair values and share-based bonuses.

Depreciation and amortization

	For the three months ended September 30,				For the nine months ended September 30,
	2021	2020	Change		2021	2020	Change
	$	$	$	%	$	$	$	%
Depreciation and amortization	1,004,673	966,833	37,840	4%	2,938,046	2,932,501	5,545	0%

Depreciation and amortization increased from $966,833 to $1,004,673 or 4% and increased from $2,932,501 to $2,938,046 or 0% for the three and nine months ended September 30, 2021, respectively, compared to the equivalent periods in the prior year. Depreciation and amortization is related to the intellectual property.

Finance expense

For the three and nine months ended September 30, 2021, finance expense was $1,957 and $40,199 compared to $60,977 and $202,614 for the three and nine months ended September 30, 2021, respectively, compared to the equivalent periods in the prior year. Finance expense is primarily comprised of interest on notes payable assumed on acquisition of Prismic Pharmaceuticals in June 2019. The Company settled a certain balance of notes payable, resulting in lower finance expense for the three and nine months ended September 30, 2021, compared to the equivalent periods in the prior year.

Loss (gain) on change in fair value of warrants and derivative liability

In August 2020, the Company issued warrants as part of a private placement that did not meet the IFRS definition of equity due to the exercise price being denominated in United States Dollar, which was not the functional currency of the Company at the time resulting in a variability in exercise price. As such, the warrants were recognized as a derivative liability with a fair value of $3,289,069 at the time of issuance. The derivative liability was remeasured at fair value of $1,447,910 on December 31, 2020 and $2,004,466 as at March 31, 2021.

The fair value of the warrants liability as at September 30, 2021 was $1,428,803 resulting in a gain on change in fair value of $280,716 and $19,107 for the three and nine months ended September 30, 2021. The fair value was determined using the Black-Scholes option pricing model and the following assumptions: exercise price of $4.26, the underlying share price of $1.58, risk-free interest rate of 0.98% and annualized volatility of 124%.

For the three months ended September 30, 2020, the Company issued warrants as part of private placement that did not meet the IFRS criteria for equity instruments and were accounted for as a derivative liability. The derivative liability was remeasured at fair value on September 30, 2020, with a gain on change in fair value of $672,744.

In addition, during the nine months ended September 30, 2020, the Company recognized a gain on change in fair value of derivative liability of $634,413 related to the settlement of Solarvest BioEnergy Inc. derivative liability with the issuance of 225,371 Class B shares on February 4, 2020.

Loss (gain) on changes in fair value of investments

The Company has various investments accounted for at fair value through profit or loss resulting in recognition of loss/gain as the fair value fluctuates.

		Balance at	Change in fair value	Balance at
Entity	Instrument	December 31, 2020	through profit or loss	September 30, 2021
		$	$	$
Clover Cannastrip	Shares	-	-	-
HUGE Shops	Shares	600,433	(57,284)	543,149
SciCann Therapeutics	Shares	195,679	(5,139)	190,540
Solarvest BioEnergy Inc.	Shares	447,678	(23,832)	423,846
Solarvest BioEnergy Inc.	Warrants	74,813	(74,813)	-
Solarvest BioEnergy Inc.	Convertible debenture	358,142	(19,065)	339,077
		1,676,745	(180,133)	1,496,612

REVIEW OF DISCONTINUED OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

The following table outlines our net loss from discontinued operations for the three and nine months ended September 30, 2021 and 2020:

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2021	2020	2021	2020
	$	$	$	$

Revenue	-	5,779	-	14,514

Cost of revenue	-	197,436	-	1,032,010
Gross loss before fair value adjustments	-	(191,657)	-	(1,017,496)
Fair value adjustments on inventory sold	-	-	-	(945)
Unrealized loss (gain) on changes in fair value of	-	-	-	166,886
Gross loss	-	(191,657)	-	(1,183,437)

Expenses
General and administrative	192,540	495,584	1,211,364	1,210,094
Depreciation and amortization	-	-	-	90,340
Impairment of equipment	-	387,474	-	387,474
Total operating expenses	192,540	883,058	1,211,364	1,687,908

Loss from discontinued operations	(192,540)	(1,074,715)	(1,211,364)	(2,871,345)
Other income	(16,436)	(10,407)	(48,481)	(38,243)
Loss on sale of equipment	-	100,335	-	100,335
Net loss from discontinued operations	(176,104)	(1,164,643)	(1,162,883)	(2,933,437)

Revenue

Revenue was $nil and $nil from discontinued operations for the three and nine months ended September 30, 2021, compared to $5,779 and $14,514, for the equivalent period in the prior year, respectively. The decrease is due to the Company discontinuing its cannabis operations.

Cost of revenue

For the three and nine months ended September 30, 2021, cost of revenue from discontinued operations was $nil and $nil compared to $197,436 and $1,032,010, for the equivalent period in the prior year, respectively. The decrease for the three and nine months ended September 30, 2021, compared to the equivalent period in the prior year is primarily due to FV Pharma forfeiting its licenses and ceasing all operations at the end of July 2020 and discontinuing the sale of cannabis. Cost of revenue includes the cost of inventory sold, production costs expensed and impairment charges. Direct and indirect production costs include labor, processing, testing, packaging, quality assurance, security, inventory, shipping, depreciation of production equipment, production management and other related expenses.

Unrealized loss on changes in fair value of biological assets

Unrealized loss on change in fair value of biological assets for the three and nine months ended September 30, 2021 was $nil and $nil compared to $nil and $166,886, for the equivalent period in the prior year, respectively. As of September 30, 2021, the Company did not have any biological assets.

General and administrative

	For the three months ended September 30,				For the nine months ended September 30,
	2021	2020	Change		2021	2020	Change
	$	$	$	%	$	$	$	%
General office and administration	41,311	249,171	(207,860)	-83%	230,117	445,141	(215,024)	-48%
Salaries, wages and benefits	16,826	88,914	(72,088)	-81%	268,462	410,793	(142,331)	-35%
Building and facility costs	134,403	157,499	(23,096)	-15%	712,785	354,160	358,625	101%
	192,540	495,584	(303,044)	-61%	1,211,364	1,210,094	1,270	0%

General and administrative expenses from discontinued operations decreased from $495,584 to $192,540 and increased from $1,210,094 to $1,211,364 for the three and nine months ended September 30, 2021, respectively, compared to the equivalent period in the prior year. The decrease for the three months ended September 30, 2021, compared to the three months ended September 30, 2020, is due to FV Pharma creasing all activities. The increase for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020, is primarily due to building and facility costs incurred for the Heritage building and an environmental land study of the Cobourg property offset by reduction in expense due to discontinued operations.

Depreciation and amortization

Depreciation and amortization from discontinued operations for the three and nine months ended September 30, 2021, was $nil and $nil compared to $nil and $90,340, for the equivalent period in the prior year, respectively. Depreciation and amortization expense decreased as the Company ceased depreciation of these assets upon recognition as being held for sale in March of 2020.

SELECTED QUARTERLY INFORMATION

The following table sets forth selected unaudited quarterly statements of operations data for each of the eight quarters commencing October 1, 2019 and ended September 30, 2021. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements for the year ended December 31, 2020, and the unaudited consolidated interim financial statements for the three and nine months ended September 30, 2021. This data should be read in conjunction with our audited annual financial statements for the year ended December 31, 2020, and the unaudited financial statements for the period ended September 30, 2021. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,
	2021	2021	2021	2020	2020	2020	2020	2019
	$	$	$	$	$	$	$	$
								[restated]
Other income (loss)	-	-	(1,292)	4	(23,166)	13,251	13,602	42,824
Net loss for the period	(5,790,925)	(13,207,327)	(9,939,454)	(4,378,271)	(13,567,266)	(4,492,484)	(9,361,772)	(12,836,967)
Net loss per share - basic	(0.16)	(0.37)	(0.37)	(0.24)	(1.07)	(0.49)	(1.15)	(1.63)
Net loss per share - diluted	(0.16)	(0.37)	(0.37)	(0.24)	(1.07)	(0.49)	(1.15)	(1.63)

Restatement of comparative figures and key metrics

In preparation of the December 31, 2020, consolidated financial statements, certain errors to the previously issued December 31, 2019 consolidated financial statements were identified by management. The errors related to errors in the application of accounting for stock-based compensation, investments, and derivative liability. The restatements did not have any impact on the December 31, 2020 and the December 31, 2019 audited consolidated financial statements.

FINANCIAL POSITION

	As at September 30,	As at December 31,	Change
	2021	2020	$	%
ASSETS
Current assets
Cash	39,315,267	17,524,822	21,790,445	124%
Other receivables	604,467	161,342	443,125	275%
Prepaid expenses and deposits	1,347,946	569,401	778,545	137%
	41,267,680	18,255,565	23,012,115	126%
Assets held for sale	8,605,022	8,610,504	(5,482)	0%
	49,872,702	26,866,069	23,006,633	86%

Non-current assets
Investments	1,496,612	1,676,745	(180,133)	-11%
Intangible assets, net	17,300,916	13,424,391	3,876,525	29%
	18,797,528	15,101,136	3,696,392	24%

Total assets	68,670,230	41,967,205	26,703,025	64%

LIABILITIES
Current liabilities
Trade and other payables	6,692,064	3,700,103	2,991,961	81%
Lease obligations	47,058	46,842	216	0%
Warrants liability	1,428,803	1,447,910	(19,107)	-1%
Notes payable	300,549	384,647	(84,098)	-22%
	8,468,474	5,579,502	2,888,972	52%
Non-current liabilities
Lease obligations	50,126	79,120	(28,994)	-37%
Total liabilities	8,518,600	5,658,622	2,859,978	51%

SHAREHOLDERS' EQUITY
Class A share capital	151,588	151,588	-	0%
Class B share capital	152,128,089	103,056,538	49,071,551	48%
Warrant	5,137,417	4,968,958	168,459	3%
Contributed surplus	22,287,081	18,792,590	3,494,491	19%
Foreign exchange translation reserve	254,049	207,797	46,252	22%
Accumulated deficit	(119,806,594)	(90,868,888)	(28,937,706)	32%
Total shareholders' equity	60,151,630	36,308,583	23,843,047	66%
Total liabilities and shareholders' equity	68,670,230	41,967,205	26,703,025	64%

Assets

Current assets

Current assets increased by $23,006,633 or 86%, primarily due to an increase in cash of $21,790,445 as a result of the share issuances during the nine months ended September 30, 2021.

Other receivables increased by $443,125 or 275% primarily due to an increase in sales taxes receivable.

Prepaid expenses and deposits increased by $778,545 or 137% primarily related to payments made for the Company's insurance policies.

Assets Held for Sale

Assets held for sale consists of the Facility and Facility Property. It is anticipated that no liabilities of the Company will be transferred as part of any proposed transaction. Assets held for sale as at September 30, 2021 and December 31, 2020, consisted of the following:

	2021	2020
	$	$
Property and plant	8,605,022	8,610,504

Non-current assets

Investments decreased by $180,133 or 11%, primarily due to the change in fair value of investments as a result of decreases in the underlying share prices.

Intangible assets increased by $3,876,525 or 29% primarily due to additions recognized on the acquisition of Lucid, offset by amortization expense incurred for the nine months ended September 30, 2021.

Liabilities

Current liabilities

Trade and other payables increased by $2,991,961 or 81%, primarily due to the timing of invoice payments.

Warrants were issued as part of the financing in August 2020. The Company determined that these warrants did not meet the IFRS definition of equity due to the exercise price being denominated in United States dollar which was not the functional currency of the Company at the time resulting in variability in exercise price. Accordingly, these warrants are treated as a derivative financial liability measured at fair value through profit or loss. As at the date of issuance the fair value of the warrants was determined to be $3,289,069 using the Black-Scholes option pricing model and the following assumptions: exercise price of $4.26, the underlying share price of $3.01 on date of issuance, risk free interest rate of 0.32% and annualized volatility of 121%. The derivative liability was remeasured at fair value of $1,447,910 on December 31, 2020. The fair value of the warrants liability as at September 30, 2021 was $1,428,803 resulting in a loss on change in fair value of $19,107 for the nine months ended September 30, 2021. The fair value was determined using the Black-Scholes option pricing model and the following assumptions: exercise price of $4.26, the underlying share price of $1.58, risk-free interest rate of 0.98% and annualized volatility of 124%.

The Company recognized notes payable from the acquisition of Prismic on June 29, 2019, made up of convertible notes and short-term notes. The notes and short-term notes are due to former board members of Prismic. The notes carry an annual interest rate of 20% and the short-term notes carry an annual interest rate of 10%. During the nine months ended September 30, 2021, the Company settled notes payables in the amount of $84,098, accrued interest of $45,346, and $210,695 of other Prismic related liabilities with cash of $290,246. A gain of $49,904 was recognized on settlement as the value of the consideration was less than the carrying value of the notes payable, accrued interest and other related Prismic liabilities.

Non-current liabilities

Non-current portion of lease liability represents the Company's obligations under an office lease. The lease expires on December 31, 2023.

Shareholders' equity

Shareholder's equity increased by $23,843,047 due to an increase of $52,734,501 related to the issuance of shares and warrants, shares issued as share-based compensation, and gain of $46,252 related to the translation of foreign operations, offset by a net loss of $28,937,706 for the nine months ended September 30, 2021.

LIQUIDITY, CAPITAL RESOURCES AND FINANCING

The general objectives of our capital management strategy are to preserve our capacity to continue operating, provide benefits to our stakeholders and provide an adequate return on investment to our shareholders by continuing to invest in our future that is commensurate with the level of operating risk we assume. We determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements.

The financial statements and this MD&A have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company is in the preliminary stages of its planned operations and has not yet determined whether its processes and business plans are economically viable. The continuing operations of the Company are dependent upon the ability of the Company to complete the pharmaceutical research and development programs centered on the Company's licensed compounds. The discontinued operations of the Company are in the process of being sold to fund the continuing operations.

As at September 30, 2021, the Company had cash of $39,315,267 representing an increase of $21,790,445 from December 31, 2020. This increase is primarily due to $38,224,995 of cash provided by financing activities, $221,074 of cash provided by investing activities offset by $16,655,624 of cash used in operating activities.

Cash flows

	For the nine months ending September 30,
	2021	2020
	$	$
Net cash provided by (used in):
Cash used in continuing operating activities	(15,429,129)	(13,829,708)
Cash used in discontinued operating activities	(1,226,495)	(530,051)
Cash used in operating activities	(16,655,624)	(14,359,759)

Cash provided by continuing investing activities	221,074	6,477,510
Cash used in discontinued investing activities	-	36,617
Cash provided by investing activities	221,074	6,514,127

Cash provided by financing activities	38,224,995	15,916,301

Net increase in cash during the period	21,790,445	8,070,669

Cash Flows Used in Operating Activities

Cash flows used in continuing operating activities for the nine months ended September 30, 2021, were $15,429,129 compared to cash flows used in continuing operating activities of $13,829,708 for the nine months ended September 30, 2020. Cash flows used in discontinued operating activities for the nine months ended September 30, 2021, were $1,226,495 compared to cash flows used in discontinued operating activities of $530,051 for the nine months ended September 30, 2020.

Cash Flows Provided by Investing Activities

Cash flows provided by investing activities for the nine months ended September 30, 2021, were $221,074 compared to cash flows provided by investing activities of $6,514,127 for the nine months ended September 30, 2020. The change is primarily due to the acquisition of intellectual property during the nine months ended September 30, 2021, of $547,890, offset by cash acquired from acquisition of Lucid, compared to proceeds of $6,477,510 from the sale of investments during the nine months ended September 30, 2020.

Cash Flows Provided by Financing Activities

Cash provided by financing activities for the nine months ended September 30, 2021, was $38,224,995 compared to cash provided by financing activities of $15,916,301 for the nine months ended September 30, 2020. During the nine months ended September 30, 2021, the Company issued shares for net proceeds of $38,341,407 offset by the repayment of $71,759 for notes payable and repayment of $44,653 for lease obligations compared to, issued shares for net proceeds of $16,480,087 and proceeds from exercise of stock options of $59,548, offset by repayment of $594,127 for notes payable and repayment of $29,207 for lease obligations made during the nine months ended September 30, 2020.

CONTRACTUAL OBLIGATIONS

We have no significant contractual arrangements other than those noted in our financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements other than those noted in our financial statements.

TRANSACTIONS WITH RELATED PARTIES

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly.

Transactions with key management and directors comprised the following:

a. The Company paid expenses of $262,834 (2020 - $1,009,566) to a company owned by the former CEO for the nine months ended September 30, 2021, included in the consolidated statement of loss and comprehensive loss under various expense line categories.

b. The Company pays independent directors' compensation of C$60,000, with the chair of the audit committee receiving an additional C$20,000 and the chair of the compensation committee receiving an additional C$10,000. Director's compensation for the nine months ended September 30, 2021, was $627,473 (2020 - $183,846), which includes $466,545 recognized as share-based compensation for shares issued.

c. In February 2021, as compensation, the Company issued 1,349,764 shares to the former board members with a fair value of $3,576,875 to Raza Bokhari, in his capacity as Board Chair and Chief Executive Officer, and to certain other directors. Of the 1,349,764 shares issued, 1,173,709, with a fair value of $3,110,330, were issued to Raza Bokhari and 176,055 shares, with a fair value of $466,545, were issued to other former directors. In June 2021, 156,278 of the shares issued to directors in February 2021 were cancelled and are currently before the court. The Company is currently working to cancel certain of the shares issued to Raza Bokhari in February 2021 and is engaged in litigation with respect to this matter.

Related Party	Number of Securities	Total Amount
Dr. Raza Bokhari	1,173,709	3,110,330
Robert Ciaruffoli	46,948	124,412
Jim Datin	46,948	124,412
Steve Buyer	46,948	124,412
Gerry Goldberg	35,211	93,309
	1,349,764	$3,576,875

d. The Company reimbursed certain directors C$1,334,158 for expenses incurred in relation to requisitioning, calling and holding the shareholders' meeting.

Key management personnel compensation during the nine months ended September 30, 2021 and 2020 is comprised of:

	For the three months ended		For the nine months ended
		September 30,		September 30,
	2021	2020	2021	2020
	$	$	$	$
Salaries, benefits, bonuses and consulting fees	461,816	738,571	1,207,601	2,106,828
Share-based payments and bonuses	104,688	4,661,890	6,779,323	6,991,774
Total	566,504	5,400,461	7,986,924	9,098,602

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from deposits with banks and outstanding receivables. The Company believes that it trades only with recognized, creditworthy third parties. The Company does not currently have any material outstanding trade receivables with customers.

The Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance.

Liquidity risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they come due. The Company's exposure to liquidity risk is dependent on the Company's ability to raise additional financing to meet its commitments and sustain operations. The Company mitigates liquidity risk by management of working capital, cash flows, the issuance of share capital and if desired, the issuance of debt. The Company's trade and other payable and notes payables are all due within twelve months from the date of these financial statements.

If unanticipated events occur that impact the Company's ability to carrying the planned clinical trials, the Company may need to take additional measures to increase its liquidity and capital resources, including issuing debt or additional equity financing or strategically altering the business forecast and plan. In this case, there is no guarantee that the Company will obtain satisfactory financing terms or adequate financing. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on the Company's results of operations or financial condition.

Market risk

Market risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk and other price risk.

• Foreign currency risk

Foreign currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Company's primary exposure with respect to foreign currencies is from Canadian dollar denominated cash and trade and other payables. A 1% change in the foreign exchange rates would not result in any significant impact to the financial statements.

• Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to interest rate risk as at September 30, 2021, as there are no material long-term borrowings outstanding.

• Other price risk

Other price risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risk as at September 30, 2021.

Fair values

The carrying values of cash, other receivables, trade and other payables and notes payable approximate fair values due to the short-term nature of these items or they are being carried at fair value or, for notes payable, interest payable is close to the current market rates. The risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

• Level 1 - Unadjusted quoted prices as at the measurement date for identical assets or liabilities in active markets.

• Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

• Level 3 - Significant unobservable inputs that are supported by little or no market activity. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Private company investments measured at fair value are classified as Level 3 financial instruments. The valuation method and significant assumptions used to determine the fair value of private company investments have been disclosed in the Investments note. During the year, there were no transfers of amounts between levels.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Refer to Note 2 and Note 3 of the audited consolidated financial statements for the fiscal year ended December 31, 2020, for a full discussion of our critical accounting policies and estimates.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of Class A multiple voting shares ("Class A shares") and an unlimited number of Class B subordinate voting shares ("Class B shares"), all without par value. All shares are ranked equally with regards to the Company's residual assets.

The holders of Class A shares are entitled to 276,660 votes per Class A share held. Class A shares are held by certain Directors of the Company.

The Company's outstanding capital was as follows as at the date of this MD&A:

Class A shares	72
Class B shares	40,423,968
Share options	3,348,786
Warrants	6,956,795

SUBSEQUENT EVENTS

On October 8, 2021, the Company issued 13,393 Class B shares for services received. The Company determined the fair value of the services received could not be measured reliably and determined fair value based on the underlying share price on the date of issuance.

On October 19, 2021, the Company announced it had entered into an agreement with Covar Pharmaceuticals Inc., a contract development and manufacturing services organization, to commence work on providing research quantities of FSD's drug candidate, Lucid-PSYCH, on an exclusive basis for further clinical evaluation.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer have designed or caused to be designed under their supervision, disclosure controls and procedures which provide reasonable assurance that material information regarding the Company is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, in a timely manner.

In addition, the Chief Executive Officer and Chief Financial Officer have designed or caused it to be designed under their supervision internal controls over financial reporting ("ICFR") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. The Chief Executive Officer and Chief Financial Officer have been advised that the control framework the Chief Executive Officer and the Chief Financial Officer used to design the Company's ICFR uses the framework and criteria established in the Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, whether or not there were changes to its ICFR during the nine months ended September 30, 2021, that have materially affected or are reasonably likely to materially affect the Company's ICFR. No such changes were identified through their evaluation.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluations of controls can provide absolute assurance that all control issues, if any, within a company have been detected. Accordingly, our disclosure controls and procedures and our internal controls over financial reporting are effective in providing reasonable, not absolute, assurance that the objectives of our control systems have been met.